UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 9, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arista Networks, Inc.

File No. 001-36468 – CF# 34099

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Arista Networks, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to Form 10-Q filed August 5, 2016, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to Form 10-Q on November 3, 2016.

Based on representations by Arista Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed 8/5/16   through   August 4, 2019
Exhibit 10.1 to Form 10-Q filed 11/3/16   through   August 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary